Bold Move Beverages Inc.

Consolidated Financial Statements For The Periods Ended
December 31, 2021
With Independent Accountant's Review Report

TABLE OF CONTENTS



Miles Edwards
CPA

To Management
Bold Move Beverages, Inc.
Austin, TX

I have reviewed the accompanying balance sheet of Bold Move Beverages Inc. as of December 31, 2021 and the related statement of income, statement of cash flows, and statement of changes in equity for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Miles Edwards CPA, LLC
Austin, TX
08/08/2021

Bold Move Beverages, Inc.
Balance Sheet
As of December 31, 2021

ASSETS

Current assets

Cash and cash equivalents	$105,675
Other current assets	$218
Total current assets	$105,893
Total assets	105,893

LIABILITIES AND EQUITY

Current liabilities

Trade and other payables	$6,113
Short-term borrowings	106
Total current liabilities	$6,219

Shareholders' equity

Common Stock: Class A	$71
Common Stock: Class B	3
Additional paid-in capital	17,630
SAFE Notes	135,500
Retained earnings	-53,529
Total equity	$99,674
Total liabilities and equity	105,893


Bold Move Beverages, Inc.
Statement of Income
For the year ended December 31, 2021


Revenues		<u>$0</u>
Operating expenses		
Advertising and marketing	$9,545	
Rent	3,673	
Contract labor	4,224	
Legal & accounting	4,522	
General business expenses	8,215	
Research and development	11,976	
Insurance	144	
Office expenses	2,469	
Meals	760	
Travel	662	
Payroll taxes	724	
Salaries and wages	<u>6,615</u>	
Total operating expenses		<u>$53,529</u>
Net income		<u>-$53,529</u>

Bold Move Beverages, Inc.
Statement of Cash Flows
For the year ended December 31, 2021

Cash flows from operating activities

Net income		-$53,529
Adjustments for:		
Increase in short-term loans	-$218	
Increase in trade payables	6,113	
Increase in short-term borrowings	106	
Total adjustments to reconcile net income to net cash provided by operations		6,001
Cash generated from operations		-47,528

Cash flows from financing activities

Proceeds from issuance of common stock	17,703	
Proceeds of issuance of SAFE Notes	135,500	
Net cash used in financing activities		153,203

Net increase in cash and cash equivalents		
Cash and cash equivalents at beginning of period		0
Cash and cash equivalents at end of period		$105,675

Bold Move Beverages, Inc.
Statement of Equity
As of December 31, 2021

	Common Stock		Additional	Retained Earings	
	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
Beginning Balance, July 15, 2021	-	$ -	$ -	$ -	$ -
Contribution	7,400,000	74	$17,630		$17,704
SAFE Notes			$135,500		$135,500
Other comprehensive gain/ (loss)					
Net income				-$53,529	-$53,529
Ending Balance 31, 2021	7,400,000	$ 74	$153,130	-$53,529	$99,675

1. Summary of Significant Accounting Policies

The Company

Bold Move Beverages, Inc is an Austin-based producer of coffee beverages and whiskey. Bold Move Beverages aims to manufacture and market premium products made with easily recognizable ingredients.

Bold Move Beverages, Inc was incorporated in the State of Delaware on July 15, 2021.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Accounting

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Financing Activities

Financing activities include borrowing money and repaying or settling the obligations, and obtaining equity from owners and providing owners with a return on, or return of, their investment.

2. SAFE Notes

In 2021, the Company issued $135,500 of SAFE Notes with a discount rate and valuation cap of 85% and $3,500,000 respectively.

3. Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000), consisting of nine million (9,000,000) shares of Class A Common Stock, $0.00001 par value per share and one million (1,000,000) shares of par Class B common stock, with no voting rights and a par value of $00001 per share.

4. Subsequent Events

An additional $15,000 of SAFE Notes were issued in January 2022 under the same terms as those issued in 2021.